SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549
                     ___________________________________
                                SCHEDULE 13D
                               (RULE 13D-101)

                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (Amendment No. 4){1}

                              BIOWHITTAKER, INC.
               ----------------------------------------------------
                              (Name of issuer)

                    COMMON STOCK, PAR VALUE $0.01 PER SHARE
               -----------------------------------------------------
                       (Title of class of securities)

                              09066T 10 8
               -----------------------------------------------------
                            (CUSIP number)

                         RICHARD T. MCDERMOTT, ESQ.
                             ROGERS & WELLS
                            200 PARK AVENUE
                         NEW YORK, NEW YORK 10166
                             (212) 878-8000
             --------------------------------------------------------
                (Name, address and telephone number of person
              authorized to receive notices and communications)

                           AUGUST 22, 1997
           ---------------------------------------------------------
            (Date of event which requires filing of this statement)

               If  the  filing  person has previously filed a statement  on
     Schedule 13G to report the acquisition  which  is  the subject of this
     Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box <square>.


               NOTE. Six copies of this statement, including all exhibits, should be filed with the Commission. SEE Rule 13d-1 (a) for other parties to whom copies are to be sent.

                       (Continued on following pages)

                             (Page 1 of 9 Pages)
                       Exhibit A begins after Page 9.





__________________________
     {1} The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the NOTES.)

                         PAGE 1 OF 9 PAGES

PAGE

                                             SCHEDULE 13D


CUSIP NO. 09066T 10 8                                         PAGE 2 OF 9 PAGES



   1      NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                ANASCO GMBH

   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                          (a) <square>
                                                                                                    (b) <square>
   3      SEC USE ONLY

   4      SOURCE OF FUNDS*

   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(C) OR 2(E)        <square>

   6      CITIZENSHIP OR PLACE OF ORGANIZATION

               FEDERAL REPUBLIC OF GERMANY

                             7      SOLE VOTING POWER

                                        2,097,043
           NUMBER OF
            SHARES           8      SHARED VOTING POWER
         BENEFICIALLY
           OWNED BY                     NONE
             EACH
          REPORTING          9      SOLE DISPOSITIVE POWER
           PERSON
            WITH                        2,097,043


                            10      SHARED DISPOSITIVE POWER

                                        NONE

  11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON                                  <square>

                 2,097,043

  12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                         <square>

  13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                 APPROXIMATELY 19.9%

  14      TYPE OF REPORTING PERSON*

                 CO




                   *SEE INSTRUCTIONS BEFORE FILLING OUT!

          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                         PAGE 2 OF 9 PAGES

          This  Amendment  No.  4  ("Amendment  No. 4") to the Statement on
Schedule 13D dated November 7, 1991 (the "Schedule 13D") is filed by Anasco GmbH, a limited liability company duly incorporated in Germany ("Anasco"), in connection with its beneficial ownership of Common Stock of BioWhittaker, Inc., a Delaware corporation. Schedule 13D as previously amended by Amendment No. 1, dated January 11, 1995, Amendment No. 2, dated May 22, 1995, and Amendment No. 3, dated May 16, 1997, is hereby amended as set forth below.


ITEM 4.   PURPOSE OF TRANSACTION

          Item 4 of Schedule 13D is amended in its entirety to read as follows:

          Anasco acquired the shares of Common Stock for investment purposes. The acquisition was consummated pursuant to the Stock Purchase Agreement, dated as of September 24, 1991, by and between the Issuer and Anasco (the "Stock Purchase Agreement").

          Anasco's acquisition of the Common Stock was effected in connection with a Joint Venture and Partnership Agreement, dated October 31, 1991 (the "Joint Venture Agreement"), by and between Boehringer Ingelheim Bioproducts, Inc., a Delaware corporation and affiliate of Anasco ("BI Bioproducts"), and BioWhittaker International, Inc., a Delaware corporation and at that time a wholly-owned subsidiary of the Issuer ("BW Int'l"). Pursuant to the Joint Venture Agreement, the name of the joint venture formed thereunder was "Boehringer Ingelheim BioWhittaker," a Delaware general partnership (the "Partnership"). The Partnership was formed for the purpose of manufacturing and marketing certain products of the Issuer outside the United States.

          On May 5, 1995, Boehringer Ingelheim International GmbH, a German limited liability company ("BII GmbH"), an affiliate of Anasco, purchased all of the issued and outstanding shares of capital stock of BW Int'l (the "BW Int'l Stock") pursuant to a stock purchase agreement dated April 30, 1995 (the "BW Int'l Stock Purchase Agreement"). Subsequently, the name of BW Int'l was changed to Boehringer Ingelheim Bioproducts International, Inc. ("BIBI, Inc.") As a result of this purchase, BII GmbH became the 100% owner of both general partners of the Partnership, and the Partnership, accordingly, is now wholly owned by an affiliate of Anasco. The name of the Partnership was subsequently changed to "Boehringer Ingelheim Bioproducts."

          In connection with an earlier public announcement by the Issuer concerning its review of various strategic options and with a presently pending reassessment of the bioproducts and biosystems businesses of companies within the Boehringer Ingelheim group, initial steps have been taken to determine whether there might be prospective purchasers of various types of assets related to the group's bioproducts and biosystems businesses. Depending on the results of this reassessment, BII GmbH may determine to dispose of some or all of such types of assets, including but not limited to some or all of its equity interest in BIBI, Inc.

          After the close of business on August 22, 1997, the Issuer entered into an Agreement and Plan of Merger, dated August 22, 1997, with

                     PAGE 3 PF 9 PAGES

Cambrex Corporation, a Delaware corporation, and BW Acquisition Corporation, a Delaware corporation and wholly-owned subsidiary of Cambrex Corporation (the "Merger Agreement"), pursuant to which BW Acquisition Corporation would be merged with and into the Issuer (the "Merger"). In furtherance of the Merger, Cambrex Corporation has proposed that BW Acquisition Corporation make an offer to purchase for cash all of the issued and outstanding Common Stock and all associated rights to purchase preferred stock (the "Offer").

          Cambrex Corporation required, as a condition to its entering into the Merger Agreement and commencing the Offer, that Anasco enter into, and Anasco agreed to enter into, the Stockholders Agreement, dated as of August 22, 1997, by and among Cambrex Corporation, BW Acquisition Corporation and Anasco (the "Stockholders Agreement"). Concurrently with the Merger
Agreement, the Stockholders Agreement was executed after the close of business on Friday, August 22, 1997, substantially in the form of Exhibit A of this Amendment No. 4.

          Pursuant to Section 2 of the Stockholders Agreement, Anasco irrevocably agreed duly to tender all of its shares of Common Stock pursuant to the terms of the Offer and not to withdraw such shares prior to the expiration of the Offer.

          Pursuant to Section 3(a) of the Stockholders Agreement, Anasco agreed that, during the time that the Stockholders Agreement is in effect, at any meeting of the stockholders of the Issuer, however called, or in connection with any written consent of the stockholders of the Issuer, Anasco shall vote (or cause to be voted ) all of its shares of Common Stock
(i) in favor of the Merger, the execution and delivery by the Issuer of the Merger Agreement and the approval of the terms thereof and each of the other actions contemplated by the Merger Agreement and the Stockholders Agreement and any actions required in furtherance thereof; (ii) against any action or agreement that would result in a breach of any covenant, representation or warranty or any other obligation or agreement of the Issuer under the Merger Agreement, the Offer or the Stockholders Agreement; and (iii) except as specifically requested in writing by Cambrex Corporation in advance, against the following actions (other than the Merger and the transactions contemplated by the Merger Agreement): (A) any extraordinary corporate transaction, such as a merger, consolidation or other business combination involving the Issuer or its subsidiaries; (B) a sale, lease or transfer of a material amount of assets of the Issuer or its subsidiaries or a reorganization, recapitalization, dissolution, liquidation or winding up of the Issuer or any of its subsidiaries; (C) any change in the majority of the board of directors of the Issuer; (D) any material change in the present capitalization of the Issuer or any amendment of the Issuer's certificate of incorporation; (E) any other material change in the Issuer's corporate structure or business; and (F) any other action which is intended or could reasonably be expected to impede, interfere with, delay, postpone, discourage or materially adversely affect the Merger, the transactions contemplated by the Merger Agreement or the Stockholders Agreement or the contemplated economic benefits of any of the foregoing. Anasco shall not enter into any agreement or understanding with any Person (as defined in the Stockholders Agreement) prior to the Termination Date (as defined in Section 9 of the Stockholders Agreement) to vote in any manner inconsistent with clause (i), (ii) or (iii) of the preceding sentence.

                     PAGE 4 OF 9 PAGES

          Pursuant to Section 4 of the Stockholders Agreement, except in accordance with the terms of the Stockholders Agreement, Anasco covenanted and agreed as follows: Pursuant to Section 4(a) Anasco shall not, directly or indirectly (including through advisors, agents or other intermediaries), initiate, solicit, negotiate, encourage or provide confidential information to facilitate any proposal or offer by any Person (as defined in the Stockholders Agreement) that constitutes or could reasonably be expected to lead to an Acquisition Transaction (as defined in the Merger Agreement); provided, however, that no provision of the Stockholders Agreement shall prohibit or in any way restrict the right of Anasco and its affiliates to initiate, solicit, negotiate, encourage or provide confidential information to any party in connection with a possible sale or other disposition by Anasco or such affiliate of its interest in the Partnership. If Anasco receives any such inquiry or proposal, then Anasco shall promptly inform Cambrex Corporation of the material terms and conditions, if any, of such inquiry or proposal and the identity of the Person (as defined in the Stockholders Agreement) making it. Anasco further agrees that it will immediately cease and cause to be terminated any existing activities, discussions or negotiations with any parties conducted theretofore with respect to any of the forgoing. Nothing in Section 4(a) of the Stockholders Agreement shall restrict or limit the ability of Anasco's designee on the board of directors of the Issuer to take or perform in such capacity any of the actions or do any of the things the Issuer is permitted to take or perform under Section 4.1(a) and 4.1(b) of the Merger Agreement.

          Pursuant to Section 4(b) of the Stockholders Agreement Anasco shall not, directly or indirectly, (i) except pursuant to the terms of the Merger Agreement, the Offer and the Stockholders Agreement, offer for sale, sell, transfer, tender, pledge, encumber, assign or otherwise dispose of (collectively, "Disposition") enforce or permit the execution of the provisions of any agreement with the Issuer whereby the Issuer may be obligated to repurchase, or enter into any other contract, option or other arrangement or understanding with respect to, or otherwise consent to the Disposition of any or all of Anasco's shares of Common Stock or any interest therein; except as contemplated by the Stockholders Agreement, grant any proxies or powers of attorney, deposit any shares of Common Stock into a voting trust or enter into a voting agreement with respect to any shares of Common Stock; or (iii) take any action that would make any representation or warranty of Anasco contained in the Stockholders Agreement untrue or incorrect or have the effect of preventing or disabling Anasco from performing its obligations under the Stockholders Agreement.

          Pursuant to Section 4(c) of the Stockholders Agreement, Anasco waived any rights of appraisal or rights to dissent from the Merger that it may have.

          Pursuant to Section 5(a) of the Stockholders Agreement, Anasco granted to BW Acquisition Corporation an irrevocable option (the "Cambrex Option") to purchase Anasco's shares of Common Stock, on the terms and subject to the conditions set forth in the Stockholders Agreement. Section 5(b) thereof provides that the Cambrex Option may be exercised by BW Acquisition Corporation, as a whole and not in part, at any time and from time to time from and after any time when the Merger Agreement has been terminated in accordance with its terms and prior to the Termination Date (as defined in Section 9 of the Stockholders Agreement), subject to certain specified conditions set forth in Section 5(f) of the Stockholders

                     PAGE 5 OF 9 PAGES

Agreement. Section 5(e) of the Stockholders Agreement provides that the purchase price of Anasco's shares of Common Stock, upon the exercise by BW Acquisition of the Cambrex Option, shall be an amount equal to the product of the Merger Consideration (as defined in the Merger Agreement) and the number of shares purchased pursuant to the exercise of the Cambrex Option.

          Under Section 7 of the Stockholders Agreement, Anasco agreed that the Stockholders Agreement and the obligations thereunder shall attach to Anasco's shares of Common Stock and shall be binding upon any Person (as defined in the Stockholders Agreement) to which legal or beneficial ownership of such shares shall pass, whether by operation of law or otherwise. Pursuant to Section 8 of the Stockholders Agreement, Anasco agreed with, and covenanted to, Cambrex Corporation, among other things, that Anasco shall not request that the Issuer register the transfer (book-entry or otherwise) of any certificate or uncertificated interest representing any of Anasco's shares of Common Stock, unless such transfer is made in compliance with the Offer or the Stockholders Agreement.

          Section 9 of the Stockholders Agreement provides that the Stockholders Agreement shall terminate upon the earlier of (a) twelve months from the date thereof or (b) the Effective Time (as defined in the Merger Agreement); provided, however, that if the Issuer is not in breach of its obligations under the Merger Agreement and Anasco is not in breach of its obligations under the Stockholders Agreement, the Stockholders Agreement shall terminate upon termination of the Merger Agreement pursuant to certain specified provisions set forth therein. The date of the termination of the Stockholders Agreement is referred to in the Stockholders Agreement as the "Termination Date."

          In addition, certain representations and warranties of Anasco are
set forth in Section 1 of  the  Stockholders  Agreement.   Other  terms and
conditions are also included in the Stockholders Agreement.

          Under the terms of the Stock Purchase Agreement, Anasco and its affiliates may not sell 5% or more of the Issuer's outstanding voting securities in any transaction or series of related transactions without first giving the Issuer an opportunity to purchase such securities at a price equal to the price offered by the prospective purchaser. Anasco has been informed by the Issuer that its board of directors has voted to waive
(i) certain rights of first refusal granted to the Issuer pursuant to the Stock Purchase Agreement to purchase shares of Common Stock from Anasco;
(ii) certain prohibitions on Anasco pursuant to the Stock Purchase Agreement under which Anasco is not permitted to engage in, encourage or initiate certain acquisition, solicitation, and proxy activities or to grant certain proxies or enter into certain voting arrangements or agreements, and (iii) any other rights of Anasco pursuant to the Stock Purchase Agreement to the extent that, absent such waiver, the execution of the Stockholder Agreement by Anasco or consummation of the transactions contemplated thereby would constitute a violation or breach of any covenant of the Stock Purchase Agreement; provided however, that upon the expiration of the term of the Stockholder Agreement such rights of first refusal as granted by the Stock Purchase Agreement, such prohibitions set forth in the Stock Purchase Agreement, and such other rights of the Issuer pursuant to the Stock Purchase Agreement will continue in effect as if no such waiver had been granted.

                     PAGE 6 OF 9 PAGES

          No assurances can be given that the Offer will be made by BW Acquisition Corporation, or if it is made that it will be completed. If the Merger has not been consummated and the Merger Agreement has been terminated in accordance with its terms and prior to the Termination Date (as defined in Section 9 of the Stockholders Agreement), no assurances can be given that BW Acquisition Corporation will exercise the Cambrex Option.

          Except as indicated in this Item 4, Anasco has no other present plans or proposals with respect to the Issuer. In the event that the Offer is not completed or if the Merger Agreement is terminated and BW Acquisi-tion Corporation does not exercise the Cambrex Option, upon the basis of Anasco's continuing review of the Issuer's business and its investment position, Anasco may develop other plans or proposals with respect to the Issuer.

          Under the Stock Purchase Agreement, Anasco and its affiliates were required to limit their beneficial ownership in shares of Common Stock of the Issuer to not more than 19.9% prior to December 2, 1993. Furthermore, prior to December 2, 1993, Anasco and its affiliates were not permitted to sell or otherwise to transfer any of their beneficial ownership in shares of Common Stock of the Issuer other than to affiliates which agreed to abide by such restrictions. As of the date of this Amendment No. 4, these restrictions are no longer in effect.

          Any disposition by BII GmbH of assets related to the Boehringer Ingelheim group's bioproducts and biosystems businesses, including but not limited to some or all of its equity interest in BIBI, Inc., would depend on the ultimate results of the reassessment within the Boehringer Ingelheim group and would be subject to the applicable purchase price of such assets and/or the capital stock of BIBI, Inc., the availability of prospective purchasers and subsequent developments affecting such assets and/or BIBI, Inc., the respective businesses and products of BIBI, Inc., the bioproducts and biosystems industry as a whole, other investment and business opportunities available to BII GmbH, general stock market and economic conditions, tax considerations, and other factors.

          Any disposition of capital stock of BIBI, Inc. by BII GmbH would be subject to the terms and conditions of the BW Int'l Stock Purchase Agreement. [CHANGE OF CONTROL CLAUSE?] Among other things, the BW Int'l Stock Purchase Agreement provides for an option (the "BW Int'l Option") in favor of the Issuer to repurchase the BW Int'l Stock, such option being exercisable, subject to certain conditions, on or prior to April 30, 2000. Moreover, under the BW Int'l Stock Purchase Agreement, the Issuer was granted certain rights reserved in the Joint Venture Agreement to the partners in the Partnership (the "Restrictive Rights"), such Restrictive Rights to be in effect during the exercise period of the BW Int'l Option. BII GmbH has the right, however, to terminate the BW Int'l Option following a change of control of the Issuer.

          As the result of the agreements set forth in the BW Int'l Stock Purchase Agreement, references throughout this Schedule 13D to the Joint Venture Agreement are deemed to be amended to reflect the purchase by BII GmbH of 100% of the BW Int'l Stock, the grant of the BW Int'l Option and the Restrictive Rights.

          Other than as described above in this Item 4, as of the date of this Amendment No. 4, Anasco and its affiliates have no plans or proposals which relate to or would result in:

                             PAGE 7 OF 9 PAGES

     (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;
     (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;
     (c) A sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries;
     (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
     (e) Any material change in the present capitalization or dividend policy of the Issuer;
     (f) Any other material change in the Issuer's business or corporate structure;
     (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;
     (h) Causing a class of securities of the Issuer to be de-listed from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
     (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or
     (j)  Any action similar to any of those enumerated above.


ITEM 6    CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
          RELATIONSHIP WITH RESPECT TO SECURITIES OF THE ISSUER

          Item 6 of Schedule 13D is amended by the addition of the following paragraph:

          Cambrex Corporation required, as a condition to its entering into the Merger Agreement and commencing the Offer, that Anasco enter into, and Anasco agreed to enter into, the Stockholders Agreement, pursuant to
Section 2 of which Anasco irrevocably agreed duly to tender all of its shares of Common Stock pursuant to the terms of the Offer and not to withdraw such shares prior to the expiration of the Offer. In addition, pursuant to Section 5(a) of the Stockholders Agreement, Anasco granted to BW Acquisition Corporation an irrevocable option to purchase Anasco's shares of Common Stock on the terms and subject to the conditions set forth in Section 5 of the Stockholders Agreement. The terms and conditions of the Stockholders Agreement are more fully described in Item 4 of this Amendment No. 4. Concurrently with the Merger Agreement, the Stockholders Agreement was executed after the close of business on Friday, August 22, 1997, substantially in the form of Exhibit A of this Amendment No. 4.


ITEM 7    MATERIALS TO BE FILED AS EXHIBITS

Exhibit A: Form of Stockholders Agreement, dated as of August 22, 1997, among Cambrex Corporation, BW Acquisition Corporation and Anasco GmbH.

                     PAGE 8 OF 9 PAGES

                             SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                              Dated:  August 25, 1997




                              ANASCO GMBH



                              By: /S/ GERHARD HUBER
                                 ______________________
                              Name:  Gerhard Huber
                              Title: Authorized Signatory



                              By: /S/ JUERGEN ROEMHILD
                                 ______________________
                              Name:  Juergen Roemhild
                              Title: Authorized Signatory